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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number 001-15577

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.
1801 California, Denver, Colorado 80202
303-992-1400

TABLE OF CONTENTS

Page(s)
Required Information	2
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	5
Notes to Financial Statements	6-13
SUPPLEMENTAL SCHEDULES
Schedule I: Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	14-18
SIGNATURE	19
EXHIBIT 23—Consent of Independent Registered Public Accounting Firm

REQUIRED INFORMATION

        The Qwest Savings & Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2004 and 2003, and for the year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Qwest Communications International Inc.:

        We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U. S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
DENVER, COLORADO
June 28, 2005

QWEST SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Thousands of Dollars)

	December 31,
	2004	2003
ASSETS
Investments (See Notes 2, 3, and 4):
Qwest Communications International Inc. Common Stock (Note 10)	$340,288	$380,159
U S Government obligations	116,037	214,380
Bank and insurance company contracts	769,736	773,038
Capital Guardian International Equity Fund	154,919	283,313
Barclays Global Investors Equity Index Fund	854,768	814,432
UBS Global Equity Fund	168,230	—
PIMCO Funds PAC	83,345	—
Other marketable securities	192,871	181,554
Investment in Master Trust (Note 4)	229,531	175,415
Loans to plan participants	85,152	81,693
Temporary investments	21,752	45,701

Total investments	3,016,629	2,949,685
Receivables:
Fund and other transfers, net	13	—
Dividends and interest	2,205	2,128
Receivables for investments sold	1,883	446

Total receivables	4,101	2,574

Total assets	3,020,730	2,952,259
LIABILITIES
Expenses payable	(1,173)	(1,463)
Payables for securities purchased	(6,587)	(45,787)

Total liabilities	(7,760)	(47,250)

NET ASSETS AVAILABLE FOR BENEFITS	$3,012,970	$2,905,009

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Thousands of Dollars)

Year Ended December 31, 2004
ADDITIONS
Employee contributions	$170,341
Employer contributions, net of forfeitures applied
Qwest Common Stock	30,419
Cash	43,639
Rollover contributions	20,677
Other—net	35

Total additions	265,111
INCOME
Interest and dividends	51,334
Net appreciation in fair value of investments (Notes 2 and 3)	135,318
Plan's share of the income, expenses, and net appreciation in fair value of investments of the Master Trust (Note 4)	34,089

Total income	220,741

Total additions and income	485,852

DEDUCTIONS
Plan expenses	(8,762)
Participant distributions	(369,129)

Total deductions	(377,891)

NET INCREASE	107,961
Net Assets Available for Benefits at beginning of year	2,905,009

Net Assets Available for Benefits at end of year	$3,012,970

The accompanying notes are an integral part of these financial statements.

Qwest Savings & Investment Plan
NOTES TO FINANCIAL STATEMENTS
(Dollars and Shares in Thousands)

        1.    Plan Description:

        The following is a brief description of the Qwest Savings & Investment Plan ("QSIP" or the "Plan") and provides general information only. Participants and all others should refer to the Plan Document for a more complete description of the Plan's provisions.

  General

        The Plan was established to provide a convenient way for employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. ("Qwest" or the "Company") and its subsidiaries.

        The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

  Significant Plan Amendments

        Effective January 1, 2003, the Plan was amended to provide that former employees and beneficiaries may receive partial distributions of their account balances.

        Effective May 1, 2003, the Plan was amended to include certain temporary employees as covered employees.

        Effective June 1, 2003, the Plan was amended to mandate distributions in a single lump sum to any participant who has terminated employment and whose vested account equals five thousand dollars or less at the time of termination.

        Effective August 17, 2003, the Plan was amended to allow participants to contribute up to 25% of compensation subject to applicable Internal Revenue Code (the "Code") limitations.

        Effective January 12, 2004, State Street Bank and Trust Company ("State Street") was appointed as the investment manager/independent fiduciary for the Qwest Shares Fund. In connection with this appointment, Qwest Asset Management Co. ("QAM") entered into an agreement with State Street whereby QAM and, to the extent permitted by law, the Plan, are obligated to indemnify State Street for losses it may incur with respect to its service as investment manager/independent fiduciary and for other related matters.

        Effective May 14, 2004, the Plan was amended to require that the Company's matching contributions be made in the form of cash and that such contributions be automatically invested in accordance with each participant's investment election on file.

        Effective December 16, 2004, the Plan was amended to mandate distributions in a single lump sum to any participant who has terminated employment and whose vested account equals one thousand dollars or less at the time of distribution.

  Eligibility, Contributions, and Vesting

        Management employees are eligible to enter the Plan immediately (on their hire date). Occupational employees are eligible to enter the Plan after completion of three months of service with the Company. Occupational employees and management employees may designate up to 25% of their eligible compensation as contributions to the Plan. The Company provides a matching contribution. Prior to May 14, 2004, such matching contributions were made in Qwest common stock and, beginning May 14, 2004, such contributions were made in cash only. Management participant contributions, up to a maximum of 3% of eligible compensation, receive a 100% Company match beginning immediately upon their hire date. Occupational participant contributions, up to a maximum of 6% of eligible compensation, receive an 81% Company match beginning after completion of one year of service.

        Any management and occupational employee contributions in excess of 3% and 6%, respectively, of eligible compensation do not receive a Company match.

        A management participant is 100% vested in Company contributions immediately upon entrance into the Plan. An occupational participant becomes 100% vested in Company contributions upon completion of three years of service with the Company. Employee contributions may be made either on a before-tax basis or on an after-tax basis, or a combination of both. Before-tax employee contributions in 2004 were limited to thirteen thousand dollars as provided in Section 402(g) of the Code.

        Effective January 1, 2003, all Company matching contributions have been designated as participant-directed for financial reporting purposes as employees have the ability to direct where these contributions are invested.

        A Plan participant who is at least fifty years of age and who is eligible to make contributions may defer an additional catch-up amount for any payroll period in addition to normal contributions up to the maximum catch-up amount. The maximum catch-up limit for 2004 is three thousand dollars.

  Investment Advice

        Since June 16, 2003, participants have been given access to investment advice on Plan assets through CitiStreet Advisors LLC ("CitiStreet").

  Investment Options

        Participants are able to invest their Plan accounts in various funds including the following:

  •
  Interest Income Fund—This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

  •
  Bond Fund—This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

  •
  Conservative Asset Allocation Fund—This fund seeks to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds.

  •
  Moderate Asset Allocation Fund—This fund provides an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds.

  •
  Aggressive Asset Allocation Fund—This fund focuses on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds.

  •
  U. S. Stock Fund—This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor's 500 Index.

  •
  U.S. Small/Mid Cap Stock Fund—This fund seeks to provide long-term growth of capital by investing in smaller and mid-sized United States companies using multiple investment managers.

  •
  International Stock Fund—This fund seeks to provide long-term growth of capital and income by investing primarily in the stocks of companies based outside the United States using multiple investment managers.

  •
  Qwest Shares Fund—This fund seeks to provide investment returns linked to the performance of Qwest common stock. This is an undiversified stock investment and concentrating investments in any undiversified investment should be considered a high-risk investment.

  •
  Personal Choice Retirement Account ("PCRA")—This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks listed on major United States exchanges.

        The Plan assets held under these investment options are summarized in Schedule I.

  Loans

        Pursuant to the Plan, loans are made available to participating employees based upon 50% of a participant's vested account balance up to a maximum of fifty thousand dollars. Except under certain provisions, the loans provide for periodic repayments over a period not to exceed five years (fifteen years for residential loans) at an interest rate as determined by the Employee Benefits Committee of the Company. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan.

  Trust and Recordkeeping Services

        Bankers Trust Company, a subsidiary of Deutsche Bank ("Bankers Trust") was purchased by State Street on January 31, 2003 and State Street became the Trustee for the Plan by virtue of the acquisition. Effective July 1, 2003, State Street was reaffirmed as the Trustee for the Plan. CitiStreet is the Recordkeeper for the Plan.

  Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 24, 2004 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Code.

        Since November 24, 2004, the Plan has been amended. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, the Plan is qualified, and the related trust is tax-exempt as of December 31, 2004 and 2003.

  Participant Accounts

        Each participant's Plan account is credited with the participant's contributions, the Company's matching contributions and investment gains and charged for investment losses and an allocable share of Plan expenses.

        Annual additions are defined as participant's contributions and the Company's matching contributions. Aggregate annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation, as defined in the Plan, or the annual additions limit pursuant to Section 415(c)(1)(A) of the Code (forty-one thousand dollars for 2004).

  Payment of Benefits

        Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms of the Plan. Participants also may make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met. Benefit payments may be in the form of a lump sum or other benefit distribution forms in accordance with the options that are available, as further discussed in the Plan document.

        2.    Summary of Significant Accounting Policies:

  Investment Valuation and Income Recognition

        The values of investments are determined as follows: Qwest common stock uses the NYSE closing price, and the other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 31, 2004 and 2003 or, if no sales were made on that date, at the last published sales price on the immediately preceding day on which sales were made.

        Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2004 and 2003, from published sources where available and, if not available, from other sources considered reliable.

        The Plan has entered into nine contracts with seven banks and insurance companies which are included in the Interest Income Fund and are reported at contract value, calculated as principal plus reinvested interest, which approximates fair value. These contracts are fully-benefit responsive. (A contract is considered fully-benefit responsive if the terms of the Plan allow for withdrawals from the investment contract at contract (book) value for payment of participant initiated transactions.) In accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," fully benefit responsive investment contracts are reported at contract value and fair value is disclosed. Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The fair values of the contracts are estimated to be $787,285 as of December 31, 2004 and $804,844 as of December 31, 2003. This compares to contract values of $769,736 as of December 31, 2004 and $773,038 as of December 31, 2003. Investment contracts with fully-benefit responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return. At December 31, 2004 and 2003, the average crediting interest rates on these contracts were 4.64% and 4.54%, respectively.

        For the year ended December 31, 2004 and 2003, the average annual yield earned on these contracts was 4.55% and 5.08%, respectively.

        Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

        Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

  Basis of Accounting

        The accompanying financial statements have been prepared on an accrual method of accounting.

  Participant Distributions

        Participant distributions are recorded when paid.

  Use of Estimates

        The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the Plan's management to make certain estimates, judgments,

and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

        3.    Investments:

        The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2004	December 31, 2003
Barclays Global Investors Equity Index Fund, 50,192 and 53,023 shares, respectively	$854,768	$814,432
Qwest Communications International Inc., 76,641 and 88,000 shares of common stock, respectively	340,288	380,159
Capital Guardian International Equity Fund, 13,783 shares and 29,028 shares, respectively	154,919	283,313
UBS Global Equity Fund, 386,956 shares	168,230	**
UBS AG Guaranteed Investment Contract	160,184	159,920
Monumental Life Insurance Co. Guaranteed Investment Contract	160,249	160,067
State Street Bank & Trust Co. Guaranteed Investment Contract	160,077	159,858
Bank of America Guaranteed Investment Contracts	**	139,029
J P Morgan Chase Bank Guaranteed Investment Contracts	**	139,003

**
Investment not in excess of 5% at respective date.

        For the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Qwest Common Stock	$(714)
Other Marketable Securities *	(886)
PCRA	5,091
Commingled Funds **	131,827

$135,318

*
Includes corporate bonds, U S Government obligations, and other marketable securities.

**
Includes Capital Guardian International Equity Fund, UBS Global Equity Fund, and Barclays Global Investors Equity Index Fund.

        4.    Master Trust Investment:

        The Qwest DB/DC Master Trust ("MT") is a trust that was established effective May 31, 2001 by QAM as named fiduciary for investments in the Plan and the Qwest Pension Plan. The Qwest Pension Plan became a participating plan in the MT as of May 31, 2001. The Plan became a participating plan in the MT effective July 1, 2001. The MT investment is included in the U.S. Small/Mid Cap Stock Fund investment option for participants.

        The Plan's interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT as of December 31, 2004 and 2003 is as follows:

	December 31, 2004	December 31, 2003
Investments, at fair market value:
Common collective trusts	$44,446	$270,470
Corporate stock	364,047	107,320
Other investments	180	—

Total investments	408,673	377,790
Interest and dividends receivable	279	129
Net pending security trades payable	(1,593)	(1,622)
Administrative expenses payable	(364)	(559)

Net assets of the MT	$406,995	$375,738

        The Plan's interest and the Qwest Pension Plan's interest in the net assets of the MT as of December 31, 2004 and 2003 were as follows:

	December 31 2004		December 31 2003
QSIP	$229,531	56.40%	$175,415	46.69%
Qwest Pension Plan	177,464	43.60	200,323	53.31

Total	$406,995	100.00%	$375,738	100.00%

        The investment in MT included in the accompanying statements of net assets available for benefits excludes the impact of receivables for investments sold and payables for securities purchased at each respective date.

        The MT's net investment results and administrative expenses are allocated to the participating plans in proportion to each plan's relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year ended December 31, 2004, are as follows:

Investment income:
Net appreciation in fair value of investments	$62,388
Interest and dividends	3,895

Net investment gain	66,283
Administrative expenses	(1,214)

Net income	$65,069

        The Plan's share of the MT's net income was $34,089 for the year ended December 31, 2004.

        The net appreciation in the fair value of investments in the MT by major investment category for the year ended December 31, 2004, is as follows:

Common collective trusts	$9,841
Corporate stock	52,547

Net appreciation	$62,388

        5.    Forfeitures:

        When certain terminations of participation occur, the non-vested portion of each such terminated participant's Plan account (representing past employer contributions) represents a forfeiture. Forfeited participant balances reduce future Company contributions or pay administrative expenses of the Plan. For the year ended December 31, 2004, forfeitures of $98 were used to reduce employer contributions.

        Company contributions for the year ended December 31, 2004 are shown net of forfeitures applied. Unapplied forfeitures were $85 as of December 31, 2004, and $74 as of December 31, 2003.

        6.    Plan Termination:

        In the event that the Plan is terminated, subject to conditions set forth by ERISA, the Plan provides that the accounts of participants, which are not fully vested, become 100% vested and the net assets be distributed to participating employees in an amount equal to their respective interests in such assets.

        7.    Reconciliation of Financial Statements to Form 5500:

        For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid.

        The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	$3,012,970	$2,905,009
Less amounts allocated to withdrawing participants	(378)	(683)

Net assets available for benefits per Form 5500 (unaudited)	$3,012,592	$2,904,326

Year Ended December 31, 2004
Particpant distributions per the financial statements	$369,129
Add amounts payable at end of period	378
Less amounts payable at beginning of period	(683)

Participant distributions per Form 5500 (unaudited)	$368,824

        8.    Plan Expenses:

        Plan expenses are paid by the Plan, except certain expenses incurred by Qwest related to Plan administration.

        9.    Related-Party Transactions:

        The Plan invests in certain common collective trusts managed by the Plan's various investment managers; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in Qwest common stock which qualify as party-in-interest transactions. These transactions are covered by exemptions and allowed under federal laws and regulations.

        10.    Concentrations, Risks and Uncertainties:

        The Plan has a significant concentration of investments in Qwest common stock. The decrease in the value of the Qwest common stock held by the Plan for the year ended December 31, 2004 was $714.

        The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

        The Plan invests in certain commingled funds, separate accounts, and mutual funds. These funds may invest in derivative securities, including (but not limited to) futures, options, swaps and forward contracts. These derivative securities are primarily used for the purpose of managing currency risk, gaining market exposure, and reducing transaction costs. Credit risk exists with respect to certain of these instruments.

  Legal Matters

        Seven putative class action lawsuits purportedly brought on behalf of all participants and beneficiaries of the Plan and predecessor plans from March 7, 1999 until January 12, 2004 have been consolidated into a consolidated action in federal district court in Colorado. The first of these actions was filed in March 2002. Plaintiffs assert breach of fiduciary duty claims against Qwest and others under ERISA alleging, among other things, various improprieties in managing holdings of Qwest stock in the Plan. These suits also purport to seek relief on behalf of the Plan. Plaintiffs seek damages, equitable and declaratory relief, along with attorneys' fees, costs and restitution. A non-class action lawsuit alleging similar claims was filed in the federal district court in Montana in June 2003 and was later transferred to federal district court in Colorado.

        Qwest is also involved in various other legal matters that are more fully described in its recent public filings, including a consolidated securities action alleging violation of federal securities laws. While Qwest continues to defend against these matters vigorously, the matters described above and other legal matters relating to Qwest present significant risk to Qwest and therefore to the value of the Plan assets invested in Qwest stock. The ultimate resolution of these matters is uncertain. Thus, Qwest can give no assurances as to the impacts on Qwest's or the Plan's financial results or financial condition as a result of these matters. The ultimate resolution of these matters may have a material adverse effect on Qwest's and the Plan's financial position.

  IRS Examination

        In November of 2002, the IRS commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

        11.    Subsequent Events:

  DOL Examination

        In April 2002, the U.S. Department of Labor ("DOL") commenced an examination of the Plan. On April 29, 2005 the Plan Administrator was notified by the DOL that it had concluded its investigation of the Plan. There was not a material impact on the Plan as a result of this examination.

Qwest Savings & Investment Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2004
Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
*QWEST COMMUNICATIONS INTL INC	Common Stock (cost of $1,440,557,432)		76,641,457	$340,288,069
AIG SUNAMERICA GLOBAL FING X	Corporate Debt Obligation	6.9% 15 Mar 2032	525,000	618,022
AMERICAN EXPRESS CR ACCOUNT	Corporate Debt Obligation	1% 15 Sep 2008	270,000	270,425
AMERICAN EXPRESS CR CORP 1+2	Corporate Debt Obligation	2.04% 10 Jan 2005	2,825,000	2,821,822
AMERICAN GEN FIN CORP MTN	Corporate Debt Obligation	3.875% 01 Oct 2009	280,000	275,524
AMGEN INC	Corporate Debt Obligation	4.85% 18 Nov 2014	165,000	164,991
AOL TIME WARNER INC	Corporate Debt Obligation	7.7% 01 May 2032	40,000	48,925
ARCHER DANIELS MIDLAND CO	Corporate Debt Obligation	7% 01 Feb 2031	85,000	102,006
BAE SYSTEMS HLDG	Corporate Debt Obligation	6.4% 15 Dec 2011	340,000	381,072
BANK OF AMERICA	Corporate Debt Obligation	6.25% 15 Apr 2012	310,000	342,365
BANK ONE CORP	Corporate Debt Obligation	6% 01 Aug 2008	205,000	219,408
BANKAMERICA CORP	Corporate Debt Obligation	7.125% 15 Oct 2011	70,000	79,769
BEAR STEARNS COS INC	Corporate Debt Obligation	3.25% 25 Mar 2009	60,000	58,260
BELLSOUTH CORP	Corporate Debt Obligation	5.2% 15 Sep 2014	40,000	40,769
BELLSOUTH CORP	Corporate Debt Obligation	6% 15 Nov 2034	320,000	324,260
BERKSHIRE HATHAWAY FIN CORP	Corporate Debt Obligation	3.4% 02 Jul 2007	435,000	433,972
BMW VEH OWNER TR	Corporate Debt Obligation	2.67% 25 Mar 2008	275,000	273,012
BOEING CO	Corporate Debt Obligation	7.95% 15 Aug 2024	185,000	239,335
BRANDYWINE OPER PARTNERSHIP LP	Corporate Debt Obligation	4.5% 01 Nov 2009	220,000	218,588
BUNGE LTD FIN CORP	Corporate Debt Obligation	5.35% 15 Apr 2014	50,000	51,165
CALIFORNIA INFR + ECONOMIC DEV	Corporate Debt Obligation	6.48% 26 Dec 2009	250,000	267,030
CALIFORNIA INFRAS + ECOMOMIC	Corporate Debt Obligation	1200% 25 Sep 2008	123,178	126,996
CAPITAL ONE BK MEDIUM TERM SR	Corporate Debt Obligation	4.25% 01 Dec 2008	395,000	397,872
CHASE CREDIT CARD MASTER TR	Corporate Debt Obligation	5.5% 17 Nov 2008	320,000	330,320
CHEVRONTEXACO FDG CORP	Corporate Debt Obligation	2.25% 07 Jan 2005	3,780,000	3,776,472
CINCINNATI FINL CORP	Corporate Debt Obligation	6.125% 01 Nov 2034	480,000	485,114
CIT GROUP INC	Corporate Debt Obligation	7.75% 02 Apr 2012	170,000	201,230
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	2.5% 07 Apr 2008	540,000	535,221
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	5.65% 16 Jun 2008	275,000	284,182
CITIBANK CR CARD MASTER TR I	Corporate Debt Obligation	6.1% 15 May 2008	300,000	311,337
CITIGROUP GLOBAL MKTS HLDGS IN	Corporate Debt Obligation	2.01% 13 Jan 2005	3,220,000	3,213,036
CITIGROUP INC	Corporate Debt Obligation	5.85% 11 Dec 2034	525,000	540,048
CLEAR CHANNEL COMMUNICATIONS	Corporate Debt Obligation	4.5% 15 Jan 2010	400,000	396,326
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	6.75% 30 Jan 2011	1,270,000	1,426,188
COMCAST CORP	Corporate Debt Obligation	7.05% 15 Mar 2033	455,000	520,624
COMED TRANSITIONAL FDG TR	Corporate Debt Obligation	5.44% 25 Mar 2007	93,907	94,551
COMMERCE GROUP INC MASS	Corporate Debt Obligation	5.95% 09 Dec 2013	80,000	81,829
CONSOLIDATED NAT GAS CO	Corporate Debt Obligation	5% 01 Dec 2014	110,000	110,105
CONSTELLATION ENERGY GROUP INC	Corporate Debt Obligation	7.6% 01 Apr 2032	105,000	127,001
CONSUMERS ENERGY CO	Corporate Debt Obligation	5% 15 Mar 2015	85,000	84,545
CONVERGYS CORP	Corporate Debt Obligation	4.875% 15 Dec 2009	135,000	134,384
CREDIT SWISS FIRST BOSTON	Corporate Debt Obligation	3.875% 15 Jan 2009	515,000	511,989
CVS CORP	Corporate Debt Obligation	4% 15 Sep 2009	150,000	149,295
DAIMLERCHRYSLER AUTO TR	Corporate Debt Obligation	2.56% 08 Nov 2006	95,594	95,541
DAIMLERCHRYSLER AUTO TR	Corporate Debt Obligation	2% 08 Dec 2007	475,000	468,533
DEVON FING CORP U L C	Corporate Debt Obligation	7.875% 30 Sep 2031	80,000	100,726
DISCOVER CARD MT 1	Corporate Debt Obligation	6.05% 18 Aug 2008	130,000	134,104
DOW CHEM CO	Corporate Debt Obligation	7.375% 01 Nov 2029	380,000	461,048
DUKE ENERGY CO	Corporate Debt Obligation	3.75% 05 Mar 2008	210,000	209,762
ENCANA CORP	Corporate Debt Obligation	4.6% 15 Aug 2009	260,000	264,887
ENCANA CORP	Corporate Debt Obligation	6.5% 15 Aug 2034	130,000	142,714
ERP OPER LTD PARTNERSHIP	Corporate Debt Obligation	7.125% 15 Oct 2017	95,000	108,335
FINANCING CORP	Corporate Debt Obligation	9.4% 08 Feb 2018	230,000	329,539
FINANCING CORP	Corporate Debt Obligation	9.8% 06 Apr 2018	1,305,000	1,922,963
FLEET CR CARD MASTER TR II	Corporate Debt Obligation	2.4525% 15 Oct 2007	420,000	420,061
FLEET CREDIT CARD MASTER TR II	Corporate Debt Obligation	2.4% 15 Jul 2008	505,000	501,301
FMR CORP	Corporate Debt Obligation	7.49% 15 Jun 2019	100,000	121,439
FMR CORP	Corporate Debt Obligation	7.57% 15 Jun 2029	700,000	874,719
FORD MTR CO DEL	Corporate Debt Obligation	6.375% 01 Feb 2029	515,000	463,467
FORD MTR CR CO	Corporate Debt Obligation	5.7% 15 Jan 2010	450,000	454,096

FOSTERS FIN CORP	Corporate Debt Obligation	6.875% 15 Jun 2011	800,000	902,654
GE GLOBAL INS HLDG CORP	Corporate Debt Obligation	7% 15 Feb 2026	155,000	168,321
GENERAL ELEC CAP CORP DISC	Corporate Debt Obligation	1.42% 12 Jan 2005	680,000	678,702
GENERAL ELEC CAP CORP DISC	Corporate Debt Obligation	1.69% 18 Jan 2005	2,210,000	2,206,921
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	1% 15 Dec 2009	420,000	419,976
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	6.75% 15 Mar 2032	750,000	877,838
GENERAL MTRS ACCEP CORP	Corporate Debt Obligation	6.75% 01 Dec 2014	25,000	25,034
GENERAL MTRS ACCEP CORP	Corporate Debt Obligation	6.875% 15 Sep 2011	595,000	609,752
GENERAL MTRS ACCEP CORP	Corporate Debt Obligation	7.25% 02 Mar 2011	265,000	277,445
GENERAL MTRS CORP	Corporate Debt Obligation	8.25% 15 Jul 2023	85,000	88,542
GENERAL MTRS CORP	Corporate Debt Obligation	8.375% 15 Jul 2033	410,000	424,794
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	5.25% 01 Apr 2013	535,000	548,618
GOVERNMENT NATL MTG ASSN	Corporate Debt Obligation	5.5% 20 Jul 2025	370,000	378,430
HERITAGE PPTY INVT TR INC	Corporate Debt Obligation	4.5% 15 Oct 2009	320,000	316,294
HIGHMARK INC	Corporate Debt Obligation	6.8% 15 Aug 2013	90,000	98,166
HOSPIRA INC	Corporate Debt Obligation	5.9% 15 Jun 2014	220,000	231,200
HOUSEHOLD FIN CORP	Corporate Debt Obligation	4.125% 16 Nov 2009	300,000	298,387
HRPT PPTYS TR	Corporate Debt Obligation	6.25% 15 Aug 2016	235,000	247,877
HSBC BK USA	Corporate Debt Obligation	5.875% 01 Nov 2034	250,000	253,150
IBP INC	Corporate Debt Obligation	7.95% 01 Feb 2010	85,000	96,796
ILLINOIS ST	Corporate Debt Obligation	5.1% 01 Jun 2033	345,000	323,824
ILLINOIS ST	Corporate Debt Obligation	5.1% 01 Jun 2033	1,570,000	1,508,095
INTERNATIONAL PAPER CO	Corporate Debt Obligation	5.3% 01 Apr 2015	115,000	116,349
JONES APPAREL GROUP INC	Corporate Debt Obligation	6.125% 15 Nov 2034	270,000	268,333
JP MORGAN CHASE	Corporate Debt Obligation	6.75% 01 Feb 2011	405,000	454,980
KEY BK N A MTN	Corporate Debt Obligation	5.8% 01 Jul 2014	275,000	291,248
KRAFT FOODS INC	Corporate Debt Obligation	5.625% 01 Nov 2011	370,000	391,809
LOCKHEED MARTIN CORP	Corporate Debt Obligation	8.5% 01 Dec 2029	830,000	1,135,669
MASSMUTUAL GLOBAL FGD II MTN	Corporate Debt Obligation	2.55% 15 Jul 2008	170,000	163,147
MAY DEPT STORES CO	Corporate Debt Obligation	6.65% 15 Jul 2024	225,000	236,751
MAY DEPT STORES CO	Corporate Debt Obligation	6.7% 15 Jul 2034	275,000	289,276
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	5.75% 15 Oct 2008	230,000	237,749
MBNA MASTER CR CARD TR II	Corporate Debt Obligation	1% 15 Jul 2007	730,000	730,149
MERIDIAN FUNDING CO LLC	Corporate Debt Obligation	1% 06 Oct 2008	175,000	174,796
MIDAMERICAN ENERGY HLDGS CO	Corporate Debt Obligation	5% 15 Feb 2014	125,000	123,760
MIDAMERICAN FDG LLC	Corporate Debt Obligation	6.927% 01 Mar 2029	1,120,000	1,256,054
MORGAN STANLEY	Corporate Debt Obligation	4% 15 Jan 2010	380,000	375,683
NATIONWIDE BLDG SOC	Corporate Debt Obligation	2.625% 30 Jan 2007	255,000	250,360
NATL CITY BK CLEVELAND OH MTBN	Corporate Debt Obligation	4.15% 01 Aug 2009	245,000	244,901
NETWORK RAIL MTN FINANCE PLC	Corporate Debt Obligation	2.625% 26 Mar 2008	470,000	454,665
NEW YORK NY	Corporate Debt Obligation	7.55% 15 Nov 2020	725,000	812,914
NEWELL RUBBERMAID INC	Corporate Debt Obligation	4% 01 May 2010	80,000	77,632
NEXEN INC	Corporate Debt Obligation	5.05% 20 Nov 2013	140,000	139,034
NISSAN AUTO LEASE TR	Corporate Debt Obligation	2.9% 15 Aug 2007	370,000	369,235
NISSAN AUTO RECEIVABLES OWN TR	Corporate Debt Obligation	3.378% 15 May 2008	445,000	445,075
NORFOLK SOUTHN CORP	Corporate Debt Obligation	7.05% 01 May 2037	55,000	64,310
ONTARIO PROV CDA	Corporate Debt Obligation	2.65% 15 Dec 2006	360,000	355,664
PECO ENERGY CO	Corporate Debt Obligation	3.5% 01 May 2008	100,000	99,293
PECO ENERGY TRANS TR	Corporate Debt Obligation	6.05% 01 Mar 2009	285,000	296,082
PECO ENERGY TRANS TR	Corporate Debt Obligation	5.8% 01 Mar 2007	99,987	100,554
PHOENIX LIFE INS CO	Corporate Debt Obligation	7.15% 15 Dec 2034	165,000	164,585
PROCTER + GAMBLE CO	Corporate Debt Obligation	8% 01 Sep 2024	390,000	519,397
PROCTER + GAMBLE PROFIT	Corporate Debt Obligation	9.36% 01 Jan 2021	105,000	139,410
PROLOGIS TR	Corporate Debt Obligation	7.1% 15 Apr 2008	205,000	224,861
PRUDENTIAL FINL INC	Corporate Debt Obligation	4.104% 15 Nov 2006	465,000	470,093
PSE AND G TRANSITION FDG LLC	Corporate Debt Obligation	5.74% 15 Mar 2007	35,109	35,348
PUBLIC SVC CO COLO	Corporate Debt Obligation	4.375% 01 Oct 2008	65,000	65,910
RUSSELL FRANK CO	Corporate Debt Obligation	5.625% 15 Jan 2009	1,000,000	1,062,350
SALOMON INC	Corporate Debt Obligation	6.5% 15 Feb 2008	540,000	584,700
SBC COMMUNICATIONS INC	Corporate Debt Obligation	5.1% 15 Sep 2014	365,000	368,392
SHURGARD STORAGE CTRS INC	Corporate Debt Obligation	7.75% 22 Feb 2011	170,000	193,641
SLM CORP	Corporate Debt Obligation	5% 01 Oct 2013	195,000	197,464
SLM STUDENT LN TR	Corporate Debt Obligation	1% 15 Mar 2011	214,690	214,682
SPRINT CAP CORP	Corporate Debt Obligation	8.75% 15 Mar 2032	85,000	113,246
TATE + LYLE INTL FIN PLC	Corporate Debt Obligation	5% 15 Nov 2014	190,000	188,138
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	4.125% 15 Nov 2007	290,000	293,698
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	4.125% 15 Nov 2007	250,000	253,188
TIME WARNER ENTMT CO L P	Corporate Debt Obligation	8.375% 15 Mar 2023	130,000	162,982

TIME WARNER INC	Corporate Debt Obligation	6.625% 15 May 2029	545,000	587,243
TURNER BROADCASTING SYS INC	Corporate Debt Obligation	8.375% 01 Jul 2013	120,000	147,858
TYCO INTL GROUP S A	Corporate Debt Obligation	6.75% 15 Feb 2011	50,000	56,039
TYCO INTL GROUP S A	Corporate Debt Obligation	7% 15 Jun 2028	445,000	517,373
TYSON FOODS INC	Corporate Debt Obligation	8.25% 01 Oct 2011	70,000	83,122
U S AIR INC	Corporate Debt Obligation	6.76% 15 Apr 2008	634,365	68,429
UBS FIN DEL LLC	Corporate Debt Obligation	1.825% 10 Jan 2005	3,780,000	3,773,297
UNITED STATES CELLULAR CORP	Corporate Debt Obligation	6.7% 15 Dec 2033	55,000	56,981
VERIZON NEW ENG INC	Corporate Debt Obligation	6.5% 15 Sep 2011	260,000	286,012
VERIZON NEW YORK INC	Corporate Debt Obligation	6.875% 01 Apr 2012	75,000	84,186
VIRGINIA ELEC + PWR CO	Corporate Debt Obligation	5.375% 01 Feb 2007	40,000	41,434
VOLKSWAGEN AUTO LEASE TR	Corporate Debt Obligation	2.84% 20 Jul 2007	285,000	272,219
WASHINGTON MUT BK FA CHATSWORT	Corporate Debt Obligation	5.125% 15 Jan 2015	110,000	109,253
WASHINGTON MUT BK FA CHATSWORT	Corporate Debt Obligation	5.65% 15 Aug 2014	260,000	268,941
WESTVACO CORP	Corporate Debt Obligation	7.95% 15 Feb 2031	80,000	97,732
WISCONSIN ST GEN FD ANNUAL	Corporate Debt Obligation	5.7% 01 May 2026	105,000	107,933
WORLD SVGS BK FSB OAKLAND CALI	Corporate Debt Obligation	4.125% 15 Dec 2009	215,000	215,040
WYETH	Corporate Debt Obligation	6.45% 01 Feb 2024	85,000	90,405
FED HM LN PC POOL A14627	Federal Agency Obligation	6.5% 01 Oct 2033	364,645	382,712
FED HM LN PC POOL A15374	Federal Agency Obligation	6.5% 01 Nov 2033	35,390	37,143
FED HM LN PC POOL A15531	Federal Agency Obligation	5.5% 01 Nov 2033	422,367	429,469
FED HM LN PC POOL A16606	Federal Agency Obligation	5.5% 01 Dec 2033	904,672	919,884
FED HM LN PC POOL A25388	Federal Agency Obligation	5.5% 01 Aug 2034	928,674	944,027
FED HM LN PC POOL A25399	Federal Agency Obligation	6% 01 Aug 2034	773,477	799,402
FED HM LN PC POOL A26682	Federal Agency Obligation	6% 01 Sep 2034	906,456	936,839
FED HM LN PC POOL A26685	Federal Agency Obligation	6% 01 Sep 2034	1,418,211	1,465,747
FED HM LN PC POOL A26687	Federal Agency Obligation	6% 01 Sep 2034	821,241	848,768
FED HM LN PC POOL A26889	Federal Agency Obligation	5.5% 01 Sep 2034	143,865	146,243
FED HM LN PC POOL A27478	Federal Agency Obligation	5.5% 01 Oct 2034	99,870	101,521
FED HM LN PC POOL A30189	Federal Agency Obligation	5.5% 01 Dec 2034	890,927	905,656
FED HM LN PC POOL B11429	Federal Agency Obligation	4.5% 01 Dec 2018	763,557	762,825
FED HM LN PC POOL B15226	Federal Agency Obligation	4.5% 01 Jun 2019	304,309	303,481
FED HM LN PC POOL C01416	Federal Agency Obligation	7% 01 Sep 2032	813,230	861,898
FED HM LN PC POOL C01437	Federal Agency Obligation	7% 01 Oct 2032	869,736	921,786
FED HM LN PC POOL C69598	Federal Agency Obligation	6.5% 01 Aug 2032	36,713	38,550
FED HM LN PC POOL C74597	Federal Agency Obligation	6% 01 Dec 2032	123,020	127,257
FED HM LN PC POOL E96905	Federal Agency Obligation	4.5% 01 May 2018	1,482,270	1,480,848
FED HM LN PC POOL G01705	Federal Agency Obligation	5.5% 01 Jun 2034	2,164,410	2,200,193
FED HM LN PC POOL G11266	Federal Agency Obligation	7.5% 01 Dec 2016	45,979	48,770
FED HM LN PC POOL G18003	Federal Agency Obligation	5.5% 01 Jul 2019	601,514	621,683
FED HOME LN MTG CORP MED TERM	Federal Agency Obligation	4.25% 04 May 2009	500,000	500,789
FEDERAL HOME LN BKS	Federal Agency Obligation	2.5% 24 Feb 2006	1,360,000	1,351,673
FEDERAL HOME LN BKS	Federal Agency Obligation	3.125% 15 Nov 2006	365,000	364,310
FEDERAL HOME LN BKS	Federal Agency Obligation	5.75% 15 Oct 2007	1,860,000	1,981,359
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 May 2018	340,000	348,561
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	3% 15 Nov 2016	222,118	221,390
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	4.875% 15 Mar 2007	975,000	1,006,695
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6.875% 15 Sep 2010	810,000	924,695
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	7.12% 25 Jun 2028	54,380	55,003
FEDERAL HOME LN MTG DISC NTS	Federal Agency Obligation	0.01% 04 Jan 2005	145,000	144,891
FEDERAL HOME LN MTG DISC NTS	Federal Agency Obligation	0.01% 25 Jan 2005	1,180,000	1,177,926
FEDERAL HOME LN MTG DISC NTS	Federal Agency Obligation	0.01% 28 Jan 2005	1,680,000	1,675,975
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6.625% 15 Sep 2009	785,000	876,511
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6.625% 15 Nov 2010	1,595,000	1,802,529
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6.625% 15 Nov 2030	180,000	214,500
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6.74% 25 Aug 2007	445,000	475,818
FEDERAL NATL MTG ASSN DISC NTS	Federal Agency Obligation	0.01% 18 Jan 2005	6,265,000	6,253,988
FEDERAL NATL MTG ASSN GTD	Federal Agency Obligation	3.48% 25 Oct 2011	365,000	348,786
FNMA TBA JAN 15 SINGLE FAM	Federal Agency Obligation	5.5% 01 Dec 2099	565,000	583,716
FNMA TBA JAN 30 SINGLE FAM	Federal Agency Obligation	4.5% 01 Dec 2099	1,085,000	1,048,381
FNMA TBA JAN 30 SINGLE FAM	Federal Agency Obligation	6.5% 01 Dec 2099	1,725,000	1,808,556
FNMA POOL 253394	Federal Agency Obligation	8% 01 Jul 2020	40,615	44,051
FNMA POOL 253635	Federal Agency Obligation	7% 01 Feb 2016	77,431	82,096
FNMA POOL 253643	Federal Agency Obligation	7.5% 01 Feb 2031	100,483	107,667
FNMA POOL 253947	Federal Agency Obligation	8% 01 Aug 2031	51,337	55,585
FNMA POOL 254261	Federal Agency Obligation	6.5% 01 Apr 2017	218,961	232,230
FNMA POOL 254443	Federal Agency Obligation	6% 01 Sep 2017	629,650	660,171
FNMA POOL 255079	Federal Agency Obligation	5% 01 Feb 2019	255,589	259,925

FNMA POOL 512673	Federal Agency Obligation	7.5% 01 Sep 2029	16,634	17,829
FNMA POOL 535996	Federal Agency Obligation	7.5% 01 Jun 2031	326,036	349,345
FNMA POOL 545996	Federal Agency Obligation	7% 01 Aug 2032	1,127,239	1,194,982
FNMA POOL 555515	Federal Agency Obligation	6.5% 01 Dec 2017	31,559	33,471
FNMA POOL 555783	Federal Agency Obligation	4.5% 01 Oct 2033	878,631	850,765
FNMA POOL 555851	Federal Agency Obligation	6.5% 01 Oct 2033	1,903,864	1,998,628
FNMA POOL 599596	Federal Agency Obligation	6% 01 Aug 2016	65,314	68,484
FNMA POOL 625285	Federal Agency Obligation	7% 01 Feb 2032	202,344	214,499
FNMA POOL 634503	Federal Agency Obligation	6.5% 01 Mar 2017	108,097	114,647
FNMA POOL 636830	Federal Agency Obligation	6% 01 Apr 2017	618,641	648,628
FNMA POOL 644693	Federal Agency Obligation	7% 01 May 2032	299,930	317,954
FNMA POOL 655114	Federal Agency Obligation	7.5% 01 Aug 2032	23,889	25,577
FNMA POOL 697322	Federal Agency Obligation	5.5% 01 Dec 2033	74,680	75,881
FNMA POOL 725232	Federal Agency Obligation	5% 01 Mar 2034	3,667,931	3,646,415
FNMA POOL 725238	Federal Agency Obligation	5% 01 Mar 2034	3,861,933	3,839,278
FNMA POOL 725484	Federal Agency Obligation	7% 01 May 2034	1,852,689	1,964,030
FNMA POOL 726786	Federal Agency Obligation	5.5% 01 Jul 2033	984,846	1,000,683
FNMA POOL 735059	Federal Agency Obligation	4% 01 Oct 2019	4,742,236	4,649,919
FNMA POOL 752657	Federal Agency Obligation	5.5% 01 Jan 2034	148,801	151,153
FNMA POOL 758938	Federal Agency Obligation	5.5% 01 Jan 2034	368,312	374,235
FNMA POOL 761420	Federal Agency Obligation	4% 01 May 2019	724,280	707,492
FNMA POOL 764852	Federal Agency Obligation	5% 01 Jan 2019	1,162,841	1,182,565
FNMA POOL 766281	Federal Agency Obligation	4.5% 01 Mar 2019	533,302	531,940
FNMA POOL 773541	Federal Agency Obligation	4% 01 Apr 2019	515,596	503,644
FNMA POOL 777746	Federal Agency Obligation	5.5% 01 May 2034	223,144	226,671
FNMA POOL 779022	Federal Agency Obligation	5.5% 01 Jun 2034	233,340	237,029
FNMA POOL 793663	Federal Agency Obligation	5.5% 01 Sep 2034	158,446	160,950
FNMA POOL 796872	Federal Agency Obligation	5.5% 01 Nov 2034	264,441	268,621
GMACM HOME EQUITY LN TR	Federal Agency Obligation	1% 25 Apr 2033	255,000	255,474
GNMA II POOL 003151	Federal Agency Obligation	7% 20 Oct 2031	211,167	223,719
GNMA II POOL 003229	Federal Agency Obligation	7% 20 Apr 2032	102,373	108,450
GNMA II POOL 003240	Federal Agency Obligation	7% 20 May 2032	98,551	104,401
GNMA II POOL 003502	Federal Agency Obligation	6.5% 20 Jan 2034	80,089	84,150
GNMA II POOL 003584	Federal Agency Obligation	6% 20 Jul 2034	90,308	93,546
GNMA II POOL 003586	Federal Agency Obligation	6.5% 20 Jul 2034	394,263	414,257
GNMA II POOL 003598	Federal Agency Obligation	6% 20 Aug 2034	898,932	931,192
GNMA II POOL 003599	Federal Agency Obligation	6.5% 20 Aug 2034	122,582	128,799
GNMA II TBA JUMBO JAN 30	Federal Agency Obligation	5.5% 01 Dec 2099	1,200,000	1,224,000
GNMA POOL 592128	Federal Agency Obligation	7% 15 Nov 2032	26,850	28,537
GNMA POOL 596796	Federal Agency Obligation	7% 15 Dec 2032	59,936	63,700
BURLINGTON RES FIN CO	Foreign Corporate Debt Obligation	7.4% 01 Dec 2031	750,000	915,947
DBS BK LTD SINGAPORE	Foreign Corporate Debt Obligation	5% 15 Nov 2019	135,000	133,986
DEUTSCHE TELEKOM INTL FIN BV	Foreign Corporate Debt Obligation	8.75% 15 Jun 2030	220,000	290,501
KOREA DEV BK	Foreign Corporate Debt Obligation	3.875% 02 Mar 2009	85,000	83,898
PEMEX PROJ FDG MASTER TR	Foreign Corporate Debt Obligation	8.625% 01 Feb 2022	65,000	75,628
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	4% 15 Jan 2010	130,000	127,463
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	6% 30 Sep 2034	420,000	410,615
TELEFONOS DE MEXICO S A	Foreign Corporate Debt Obligation	4.5% 19 Nov 2008	295,000	296,966
VODAFONE AIRTOUCH PLC	Foreign Corporate Debt Obligation	7.75% 15 Feb 2010	775,000	899,354
QUEBEC PROV CDA	Foreign Government Obligation	4.875% 05 May 2014	345,000	350,619
UNITED MEXICAN STS	Foreign Government Obligation	6.75% 27 Sep 2034	130,000	128,375
BANK OF AMERICA	Guaranteed Investment Contract— Net of wrapper gain of $1,288,829	5.35% 01 Aug 2020	46,862,047	46,862,047
BANK OF AMERICA	Guaranteed Investment Contract— Net of wrapper gain of $2,428,222	6.08% 01 Apr 2006	93,654,272	93,654,272
GE LIFE AND ANNUITY ASSURANCE	Guaranteed Investment Contract	2.15% 14 Feb 2005	4,162,189	4,162,189
JPMORGAN CHASE BANK	Guaranteed Investment Contract— Net of wrapper gain of $2,317,112	5.59% 01 Jul 2020	93,525,921	93,525,921
JPMORGAN CHASE BANK	Guaranteed Investment Contract— Net of wrapper gain of $1,279,606	5.35% 01 Aug 2020	46,861,630	46,861,630
MONUMENTAL LIFE INSURANCE CO.	Guaranteed Investment Contract— Net of wrapper gain of $3,348,470	6.63% 01 Jan 2025	160,249,122	160,249,122
*STATE STREET BANK + TRUST CO.	Guaranteed Investment Contract— Net of wrapper gain of $3,520,699	4.93% 31 Dec 2099	160,076,893	160,076,893
TRAVELERS INS CO	Guaranteed Investment Contract	2.42% 16 May 2006	4,158,997	4,158,997
UBS AG	Guaranteed Investment Contract— Net of wrapper gain of $3,413,104	5.48% 01 Jul 2020	160,184,488	160,184,488

*PARTICIPANTS LOANS	Loans with interest rates ranging from 5.00% to 11.25%		85,152,027	85,152,027
*BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND	Pooled Common Stock		50,191,885	854,767,805
*CAPITAL GUARDIAN INTERNATIONAL EQUITY FUND	Pooled International Common Stock		13,782,796	154,918,629
*PIMCO FUNDS PAC	Pooled International Common Stock		7,811,120	83,344,646
*UBS GLOBAL EQUITY FUND	Pooled International Common Stock		386,956	168,230,213
*STATE STREET BANK + TRUST CO.	Pooled Temporary Investment (cost of $21,751,581)		21,751,581	21,751,581
UNITED STATES TREAS BDS	U S Treasury Obligation	9.25% 15 Feb 2016	215,000	306,904
UNITED STATES TREAS BDS	U S Treasury Obligation	6.25% 15 Aug 2023	1,205,000	1,410,744
UNITED STATES TREAS BDS	U S Treasury Obligation	5.375% 15 Feb 2031	1,805,000	1,951,797
UNITED STATES TREAS BDS	U S Treasury Obligation	8.125% 15 Aug 2019	1,670,000	2,279,420
UNITED STATES TREAS BDS	U S Treasury Obligation	5.5% 15 Aug 2028	575,000	622,348
UNITED STATES TREAS BDS	U S Treasury Obligation	12.75% 15 Nov 2010	1,045,000	1,133,050
UNITED STATES TREAS BDS	U S Treasury Obligation	6.125% 15 Aug 2029	2,965,000	3,481,094
UNITED STATES TREAS BDS	U S Treasury Obligation	5.25% 15 Feb 2029	2,480,000	2,601,480
UNITED STATES TREAS BDS	U S Treasury Obligation	5.25% 15 Nov 2028	8,495,000	8,903,822
UNITED STATES TREAS BDS	U S Treasury Obligation	11.25% 15 Feb 2015	205,000	322,242
UNITED STATES TREAS BDS	U S Treasury Obligation	12% 15 Aug 2013	9,845,000	12,688,512
UNITED STATES TREAS NTS	U S Treasury Obligation	6.50%, 15 Feb 2010	690,000	781,182
UNITED STATES TREAS NTS	U S Treasury Obligation	5.75% 15 Aug 2010	1,070,000	1,178,045
UNITED STATES TREAS NTS	U S Treasury Obligation	5.75% 15 Nov 2005	330,000	338,456
UNITED STATES TREAS NTS	U S Treasury Obligation	5% 15 Aug 2011	95,000	101,134
UNITED STATES TREAS NTS	U S Treasury Obligation	4.25% 15 Nov 2014	800,000	802,094
UNITED STATES TREAS NTS	U S Treasury Obligation	3.5% 15 Dec 2009	110,000	109,467
UNITED STATES TREAS NTS	U S Treasury Obligation	2.875% 30 Nov 2006	2,240,000	2,233,000
UNITED STATES TREAS NTS	U S Treasury Obligation	2.5% 31 Oct 2006	910,000	901,504
UNITED STATES TREAS NTS	U S Treasury Obligation	3.375% 15 Oct 2009	605,000	599,044
UNITED STATES TREAS NTS	U S Treasury Obligation	3.375%, 15 Sep 2009	165,000	163,492
UNITED STATES TREAS NTS	U S Treasury Obligation	4.375% 15 Aug 2012	1,475,000	1,510,204
UNITED STATES TREAS NTS	U S Treasury Obligation	6% 15 Aug 2009	1,050,000	1,158,036
UNITED STATES TREAS NTS	U S Treasury Obligation	5.75% 15 Aug 2010	1,410,000	1,552,378
Self-Directed Personal Choice Retirement Account:
*QWEST COMMUNICATIONS INTL INC	Common Stock			93,569
GOVERNMENT SECURITIES	U. S. Government Obligations			136,634
OTHER MARKETABLE SECURITIES	Various			127,732,542

Total Investments not including the Plan's Investment in the Master Trust				$2,787,096,579

*
Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan
June 29, 2005 Date	/s/ BILL JOHNSTON Bill Johnston Authorized Representative

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TABLE OF CONTENTS
REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm
QWEST SAVINGS & INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Thousands of Dollars)
QWEST SAVINGS & INVESTMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Thousands of Dollars)
Qwest Savings & Investment Plan NOTES TO FINANCIAL STATEMENTS (Dollars and Shares in Thousands)
Qwest Savings & Investment Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2004 Schedule I
SIGNATURE